November 8, 2007

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC

Amendment No. 8 to Registration Statement

on Form S-1 (File No. 333-144256)

Dear Ms. Long:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), enclosed is a copy of Amendment No. 8 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 7 to the Registration Statement filed with the Commission on October 29, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 5, 2007 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 8 to the Registration Statement.

Securities and Exchange Commission

November 8, 2007

General

1.	If Dubai International Capital LLC or DIC has been established by or at the direction of, or is controlled by the government of Dubai or United Arab Emirates or other governmental entity, please disclose this.

The Company has been informed by DIC that neither it nor DIC Sahir has been established by or at the direction of, or is controlled by the government of Dubai or the United Arab Emirates or other governmental entity. DIC has further informed the Company that it is a wholly owned subsidiary of Dubai Holding LLC, which is majority owned by certain members of the Ruling Family of Dubai in their private capacity.

2.	Please revise the notes to the diagram on page 21 to remind readers why public investors and DIC Sahir will have an aggregate of 19.2% of the equity interests in the operating group, and 20.9% of the voting power in Och-Ziff Capital Management.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 88 as requested.

*  *  *  *  *  *

Securities and Exchange Commission

November 8, 2007

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Securities and Exchange Commission

Patricia Armelin

Anne McConnell

Och-Ziff Capital Management Group LLC

Joel M. Frank

Jeffrey C. Blockinger

Sullivan & Cromwell LLP

Jay Clayton

Glen T. Schleyer